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SECURITIE. **09057896** ON
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 ~~52846~~

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

PRINCETON SECURITIES GROUP, INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

FEB 25 2009

2115 LINWOOD AVENUE, SUITE 430

Washington, DC
103

FORT LEE,   **NEW JERSEY**   **07024**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG   (212) 668-8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023   New York   NY   100

    X   **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**

SEC 1410 (06-02)

A-b
3/12

OATH OR AFFIRMATION

I, *ANTHONY CIRILLO,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
    PRINCETON SECURITIES GROUP, INC., as of DECEMBER 31, 2008,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

CEO
Title

SCOTT H. GOLDSTEIN
Notary Public, State of New York
No. 31-4849852
Qualified in New York County
Commission Expires April 28, 2010

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: ___*PRINCETON SECURITIES GROUP, INC.*_____

ADDRESS: _____ *2115 Linwood Avenue, Suite 430, Fort Lee, NJ 07024*_____

DATE: _____**DECEMBER 31, 2008**_____

FINRA – NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 21st Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Princeton Securities Group, Inc.**
caused an audit to be made in accordance with the prescribed regulations and have arranged for
the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial
report prepared as of **DECEMBER 31, 2008** represents a true and correct financial statement of
our organization and that the report will promptly be made available to those members and allied
members whose signatures do not appear below.

_____ *CEO* _____

_____ *Compliance Officer* _____

_____ _____

_____ _____

PRINCETON SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 151,959
Due from broker	1,778,605
Securities - at market value (Note 3)	257,690
Equipment and leasehold improvements - net of accumulated depreciation of $71,495	72,354
Other assets	123,100
Total assets	**$ 2,383,708**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	78,142
Securities sold, but not yet purchased (Note 3)	301,800
Related party payable (Notes 5 and 6)	66,044
Total liabilities	445,986

Commitments and Contingencies (Notes 5 and 7)

Stockholders' equity (Notes 8 and 9)

Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding.	10,000
Additional paid-in capital	855,000
Retained earnings	1,082,722
	1,947,722
Less: Stock subscription receivable	(10,000)
Total stockholders' equity	1,937,722
Total liabilities and stockholders' equity	$ 2,383,708

The accompanying notes are an integral part of this statement.

PRINCETON SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1 - **Nature of Business**

Princeton Securities Group, Inc. (The "Company") is a corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The Company is an introducing broker and does not handle any customer funds and/or securities. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - **Summary of Significant Accounting Policies**

a) *Revenue Recognition*

Securities transactions (and the recognition of related income and expenses) are recorded on trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) *Income Taxes*

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

e)   ***Property and Equipment***

Furniture and fixtures are depreciated on the straight-line method over an estimated useful life of three to five years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

Note 3-   **Marketable Securities Owned and Sold, but not yet Purchased**

Marketable securities consist of securities at quoted market values, as illustrated below

	Owned	Sold, but not yet purchased
Equities	$257,690	$301,800
	$257,690	$301,800

Note 4-   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees.

Contributions to the plan if any are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company made no contribution for the year ended December 31, 2008.

The Company also has a 401(k) profit sharing plan covering all eligible employees. Under the Plan agreement, employer matching contributions are discretionary and are determined on an annual basis by the Company. For the year ended December 31, 2008, the Company made no contribution.

Note 5 -   **Commitments**

Office Space
The Company leases office space pursuant to an operating lease expiring on May 31, 2013. The future minimum rental commitment through termination is

Year	Amount
2009	$62,892
2010	$63,640
2011	$64,924
2012	$64,459
2013	$27,274

The Company shares the office space with an affiliated entity. In 2008, $34,124 of the rent was paid by the entity.

Note 5 -   **Commitments (continued)**

Office Space (continued)
In 2008, the Company recognized $100,000 of commission income from this
entity.

The Company was advanced $66,044 from this entity in 2008.

Advances to and from this entity are non-interest bearing and are due on demand.

Note 6 -   **Related Party**

The Company utilizes a charter jet service, whose owner is a related party. In
2008, the Company paid $58,540 for these charter jet services.

Note 7 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities
for a diverse group of institutional and individual investors. The Company
introduces these transactions for clearance to another broker-dealer on a fully
disclosed basis. The Company's exposure to credit risk associated with non-
performance of customers in fulfilling their contractual obligations pursuant to
securities transactions can be directly impacted by volatile trading markets which
may impair customers' ability to satisfy their obligations to the Company and the
Company's ability to liquidate the collateral at an amount equal to the original
contracted amount. The agreement between the Company and its clearing broker
provides that the Company is obligated to assume any exposure related to such
non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers
to maintain margin collateral in compliance with various regulatory requirements
and the clearing broker's internal guidelines. The Company monitors its
customer activity by reviewing information it receives from its clearing broker on
a daily basis, and requiring customers to deposit additional collateral, or reduce
positions, when necessary.

Note 7 -   **Stock Subscription Receivable**

On March 3, 2008, the Company entered into a stock purchase agreement.
Pursuant to that agreement, the Company issued 10 shares of voting common
stock in return for a demand note from a shareholder, in the principal amount of
$10,000. The note bears no interest. In lieu of repayment, the shareholder has
the option of satisfying his obligations in full under the note by surrendering his
shares. The note is guaranteed by the shareholder.

PRINCETON SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $1,512,000 which was $1,412,000 in excess of its required net capital of $100,000. The Company's net capital ratio was 9.54%.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Princeton Securities Group, Inc.
2115 Linwood Avenue, Suite 430
Fort Lee, NJ 07024

We have audited the accompanying statement of financial condition of Princeton Securities Group, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Princeton Securities Group, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2009

PRINCETON SECURITIES GROUP, INC.
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Princeton Securities Group, Inc.
2115 Linwood Avenue, Suite 430
Fort Lee, NJ 07024

Gentlemen:

In planning and performing our audit of the financial statements of Princeton Securities Group, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in schedule 1.

This report recognizes that it is not practicable in an organization the size of this Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2009

